TSX-V: MAD	OTCBB: MRDDF	FSE: MRG
Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6 Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD REPORTS 2011 DRILL RESULTS FROM ESTER DOME PROJECT

Vancouver, BC, Canada – January 17, 2012 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce the results from the first drill program completed at its Ester Dome project near Fairbanks, Alaska. Agnico-Eagle (USA) Limited (“Agnico”), a wholly owned subsidiary of Agnico-Eagle Mines Limited (TSX: AEM) and Miranda’s funding partner at Ester Dome completed six core holes for a total of 4,224 ft (1,287 m) in the fourth quarter of 2011.

Ken Cunningham, CEO of Miranda commented “The results of this initial program met expectations and most importantly are encouraging enough for Agnico to return for a second round of drilling in 2012”.

The program was designed as an initial test of an approximately 5,900 ft long by 590 to 1,640 ft (1,800 m by 180 to 500 m) wide northwest trending soil anomaly associated with a cluster of granitic bodies that intrude meta-sedimentary schist and quartzite. Significant gold mineralization of greater than 0.01 oz Au/t (0.343 g Au/t) was encountered in four of the six holes drilled. Mineralization is related to quartz sulfide veinlets and intense fracturing accompanied by iron oxides and local quartz-sericite-pyrite alteration selvages.

Drill intercepts greater than 0.010 oz Au/t (0.343 g Au/t) and hole orientations are provided in the following tables:

Drill Hole	Intercept-ft	Length-ft	oz Au/t	Length-m	g Au/t
11ED01	57-62	5	0.017	1.5	0.598
	117-122	5	0.013	1.5	0.449
	167-170	3	0.027	0.9	0.922
	444-451.5	7.5	0.021	2.3	0.723
	759-767	8	0.024	2.4	0.811
	967-972	5	0.013	1.5	0.449
	982-987	5	0.013	1.5	0.434
11ED02	60-72.5	12.5	0.010	3.8	0.357
	187-192	5	0.010	1.5	0.343
	285-295	10	0.012	3.0	0.412
	483.5-492	8.5	0.024	2.6	0.831
	542-547	5	0.015	1.5	0.522
11ED03	26-36	10	0.012	3.0	0.397
	66-73	7	0.013	2.1	0.452
	175-200	25	0.015	7.6	0.520
	215-235	20	0.018	6.1	0.603
11ED04	No significant intercepts
11ED05	No significant intercepts
11ED06	700-705	5	0.029	1.5	1.005

(True widths of mineralization cannot be determined at this time)

Drill Hole	Dip	Azimuth	Total Depth-ft	Total depth-m	UTM_N	UTM_E
11ED01	-90	NA	989	301	7196277	449900
11ED02	-90	NA	687	209	7196241	449641
11ED03	-70	220	795	242	7196782	449083
11ED04	-60	45	536	163	7197251	448929
11ED05	-60	130	426	130	7197251	448929
11ED06	-60	250	791	241	7195989	449175

The most recent drilling on Ester Dome prior to Agnico was conducted by Placer Dome Exploration in 1998 when 19.7 ft of 2.7 oz Au/t (6 m of 92.6 g Au/t) from 360 to 381 ft (110 to 116 m) and 10 ft of 0.513 oz Au/t (3m of 17.6 g Au/t) from 673 to 683 ft (205 to 208 m) was intersected in two holes. The latter intercept was in the last hole drilled by Placer Dome and is within the south edge of the soil anomaly being explored by Agnico.   Holes 11ED01 and 11ED02 were 650 ft (200 m) offsets to these Placer Dome holes, intersected low-grade mineralization and confirmed a low-angle structural control to mineralization.  Closer spaced holes may be warranted in 2012.

Both Miranda and Agnico are sufficiently encouraged by the 2011 drilling and Agnico has informed the Company of its intention to continue exploration drilling in 2012.

Project Details

Ester Dome and the surrounding Fairbanks Mining District are considered part of the Tintina Gold Province that extends from southwest Alaska through the central Yukon and is reported to contain resources of approximately 35 million ounces of gold. The Tintina belt is characterized by variants of intrusive-related gold deposits. The Ester Dome project consists of 181 Alaska state mining claims covering approximately 13.8 sq. mi (35.7 sq. km) and is located 5 mi (8 km) from Fairbanks, Alaska. The Fairbanks District has reportedly produced over 9.5 million ounces of alluvial gold. Over 3 million ounces of alluvial gold were reported to have been mined on the flanks of Ester Dome and the property covers the majority of the of the upland source area for that production.

The geology of Ester Dome comprises a suite of meta-sedimentary schist and quartzite separated by thrust faults and cut by igneous sills and small stocks. The mineralization on the Ester Dome project is prospective for both high-grade vein and shear-hosted gold deposits and larger-tonnage bulk-minable intrusion-related-gold-deposits. Fairbanks area gold deposits, such as Fort Knox (+6 million ounces) that is hosted in an intrusive stock and characterized by sheeted quartz veins and shears, as well as True North (1.3 million ounces) that is hosted in complex imbricate shears with quartz veins in meta-sedimentary rocks, provide target analogues for exploration at Ester Dome.

All data, disclosed in this press release, including sampling, analytical and test data have been reviewed and verified by Vice President of Exploration Joe Hebert, C.P.G., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

All drill samples were collected with a core drill using 5 ft (1.5 m) or smaller sample intervals and following standard industry practice. Samples were assayed by ALS Minerals of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30 gram sample with an atomic absorption finish.  QC/QA included the insertion of numerous standards and blanks on a regular basis. Check assays were performed by AHK Geochem Laboratory of Fairbanks, Alaska.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Limited, Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Gold Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.